6/26

08003987

<u>82- SUBMISSIONS FACING SHEET</u>

MICROFICHE CONTROL LABEL

PROCESSED
JUL 28 2008
THOMSON REUTERS

REGISTRANT'S NAME: Parana Banco S.A.

*CURRENT ADDRESS: Rua Visconde de Nacar, 1441
Curitiba, Brazil
80410-201

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 35218 FISCAL YEAR 12/31/07

• *Complete for initial submissions only* ** *Please note name and address changes*

<u>INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:</u>

12G3-2B (INITIAL FILING)	☐	**AR/S (ANNUAL REPORT)**	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS
DAT : 7/24/08

082-35218

RECEIVED

2008 JUN 25 P 1:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-07

Paraná Banco S.A.

Financial statements
December 31, 2007 e 2006

(A free translation of the original report in Portuguese as disclosed in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Paraná Banco S.A.

Financial statements

December 31, 2007 and 2006

Contents

Paraná Banco

Management report (unaudited)

We present for your consideration the Management Report and the related Individual and Consolidated Financial Statements, audited by KPMG Auditores Independentes, for the year ended December 31, 2007.

Profile

Paraná Banco, a company that belongs to the J Malucelli Group, is a multiple bank that operates with credit consigned as deductions from payrolls and loans to small and medium sized companies.

The Bank's structure, which includes a national network of approximately 470 banking correspondents, 60 franchised correspondents and 715 formalized agreements – is appropriately sized for this type of activity, offering the efficiency required to maintain the quality of its assets, growth indices and profitability.

In the consigned credit area Paraná Banco has agreements for consigned credit covering more than 325 local authorities in 17 Brazilian states, as well as with the Armed Forces, Judicial Power, bodies from the Federal Administration, INSS, Infraero, Post Office and Federal, State and Municipal Legislatives. A total of 50 agreements with private companies have also been made.

Economic Scenario

An environment of economic stability predominated during 2007, aligned with a consistent monetary policy adopted by the Government. The basic interest rate was reduced to 11.25% p.a. and inflation for the previous 12 months was 4.46% according to the IPC-A.

This environment was extremely favorable for growth in personal credit, particularly consigned credit, which offers far more attractive interest rates, enabling the inclusion of a potential public of approximately 27 million individuals.

Commercial and Retail Area

To improve relationship management with public and private employees, with banking correspondents and clients at national level, Paraná Banco, through its service entity, has created regional offices in the cities of Porto Alegre (RS), Florianópolis (SC), São Paulo (SP), Rio de Janeiro (RJ), Belo Horizonte (MG), Goiânia (GO), Brasília (DF), Salvador (BA), Recife (PE), Campo Grande (MS), São Luis (MA) and Manaus (AM).

In addition, throughout 2007 the Bank continued with its model for franchised correspondents, which seeks to diversify and expand sales channels, by means of exclusive trade partners. The franchised correspondents project is being made viable by the related company J. Malucelli Agenciamento, a wholly owned subsidiary of Paraná Banco, and has successfully installed 60 franchises, and had a further 21 contracts in progress at December 31.

Also during 2007, a financing line was developed for the sale of electro-electronic equipment directly from the factory, reducing the final price to the consumer, which is being successfully accepted by the market. For the segment for credit offered to corporate entities, we have created a commercial area specifically to operate with small and medium sized companies and at December 31, this represented 8% of our credit portfolio.

A total of 715 agreements had been signed at the end of the year, and a total of 470 correspondents existed throughout Brazil at the end of the year.

Subsidiaries - Purchase of J. Malucelli Seguradora S.A.

On March 06, 2007, Paraná Banco agreed a contract for the purchase and sale of shares, with Advent Fundo de Private Equity, for the repurchase of 85% of the capital in J. Malucelli Seguradora S.A. ("Insurance Company") held by the fund, at the price referenced in the Bank's share price, offered to investors in the First Public Offer of Preferred Shares ("IPO").

On August 31, 2007, the Bank purchased, through its subsidiary Porto de Cima Holding, 800,622 ordinary nominative shares, and 2,570,418 nominative preferred shares, issued by the Insurance Company, according to the homologation, by SUSEP, of the contract for the purchase and sale of shares, agreed by the Company on March 06, 2007, and amended on April 27, 2007.

On January 11, 2008, J. Malucelli Seguradora held an EGM, transforming the preferred shares into ordinary shares, with this act transferring the control of J. Malucelli Seguradora to Paraná Banco on January 15, 2008, which depends on approval from SUSEP. Paraná Banco complemented the transaction and purchased 45% of the shares in J Malucelli Seguradora, resulting in it holding 100% of the business.

J. Malucelli Vida e Previdência S.A.

On August 16, 2007, Ruling 2.731, of August 13, 2007, was published in the Federal Official Gazette, which authorized J Malucelli Vida e Previdência, a wholly owned subsidiary of the Bank, to operate with insurance for individuals and with open complementary pension plans.

We will start to operate life insurance through J. Malucelli Vida e Previdência, together with consigned credit to be offered by Paraná Banco S.A., to approximately 1.6 million Federal Government employees.

Technology

Throughout the year, the Bank consolidated an important communication channel with banking correspondents through internet, known as the "Correspondent's Portal", which seeks to speed up the process for approving, contracting and liberating consigned credit transactions at national level. The average number of daily individual accesses to the Portal, reached 206,583 during the year. In addition, the Bank also implemented an exclusive portal for franchises, the "franchised Portal".

Credit portfolio – consolidated

Paraná Banco closed 2007 with R$ 989.7 million (compared to R$ 624.9 million in 2006) in consigned credit transactions. At the end of 2007, the credit portfolio reached a total of R$ 1,210.6 million (R$ 647.8 million in 2006), an increase of 86.9% when compared to 2006. Consigned credit represented 92.0% of the total credit portfolio during the year.

Funding – consolidation

On December 31, 2007, Paraná Banco's total funding reached R$ 845.5 million (R$ 601.2 million in 2006), with growth of 40.6% compared to 2006. Demand, interbank and term deposits, which represent 45.6% of total liabilities, amounted to R$ 787.2 million (R$ 476.4 million in 2006), an increase of 65.2% compared to 2006. Foreign currency funding represented 3.3% of total liabilities, amounting to U$ 31.0 million, equivalent to the balance (principal and interest) of R$ 56.9 million.

Paraná Banco

Financial Performance – Individual Bank

The Bank's shareholders' equity reached R$ 750.0 million in 2007, being 371.7% higher than that for 2006, as a result of going public in June 2007, with funding obtained, amounting to R$ 529.2 million from the Primary Public Offer of 37.8 million preferred shares, with subscription for 2.8 million preferred shares, due to the subscription right provided in the bonus issued on April 27, 2007. Accumulated net profit for 2007, excluding expenses related to the Initial Public Offering, for the amount of R$ 13.2 million (net of taxes), amounted to R$ 77.1 million, representing annualized return on shareholders' equity at December 31, 2006, of 48.5%.

The Basel Index at the end of the year corresponded to 67.6% of total assets weighted by risk, which was greater than the minimum of 11% required by the Central Bank of Brazil.

At the end of the year the Bank reported a highly liquid position, with assets amounting to R$ 1,517.2 million, which represents 202.4% of its shareholders' equity.

In addition, as a result of starting to defer expenses originating from loans, there was an increase of R$ 24.5 million in shareholders' equity. Dividends were paid from this amount.

Corporate Risk Management

Paraná Banco seeks to continually improve its technological systems aimed at controlling and preventing risks, in order to reduce possible losses by constantly accompanying credit transactions and the related guarantees.

The risks inherent to the activities are analyzed and administered directly, together with the Bank's top management, prioritizing efficient follow up and rigorous control of factors contributing to exposure to market, credit and institutional risks.

The credit policy prioritizes liquidity and quality of business, with permanent supervision of the operations contracted. The market risk is managed using the tool Value at Risk (VaR). In 2007, the figures related to potential losses, measured using VaR, were consistent with the previously established levels, considering the highly conservative attitude adopted by the institution.

In compliance with the rulings in CMN Resolution 3.380/06, Paraná Banco has a management structure that is capable of identifying, monitoring, controlling and mitigating its risks, including those arising from out sourced services.

Ratings

Three risk classification agencies - Standard and Poor's, LF Rating and SR Rating – routinely analyze Paraná Banco, and have classified it as Investment Grade on the national scale, considering it to be a Low Credit Risk, taking into consideration its structure and operational evolution, its positioning focused on activities, reduced defaults, adequate internal controls and its credit policy with defined parameters. In addition, Lopes Filho Consultores, through Riskbank, attributed the concept of Low Risk for the Medium Term to Paraná Banco.

STANDARD &POOR'S	RISKbank	SR	lf rating
brBBB+	11,39	brA-	A-
Low Credit Risk	Low Risk - Medium Term	Low Credit Risk	Low Credit Risk
June 2007	Setptember 2007	October 2007	June 2007

Paraná Banco provides its clients and investors with the rating reports issued by these agencies through its site www.paranabanco.com.br.

Human Resources

Paraná Banco encourages the professional development of its employees and as such offers training and qualification processes, to train its staff in the new activities and to speed up the process for integrating new professionals. During the year ended December 31, 2007, the Bank invested approximately R$ 198.0 thousand in courses, such as inter-personnel relations, negotiation techniques and quality attendance. The Bank employees apprentices and offers a trainee program, with continual follow up, evaluations throughout the program and supervision by professionals. It has its own profit share plan, which seeks to encourage teams and to award them for their achievements.

The highlight in the benefits area is the Fundo Paraná de Previdência Multipatrocinada, (Paraná multi sponsored private pension fund), a complementary closed private pension entity, non profit making, aimed at providing its employees with pension benefits. 39.0% of the Bank's employees have joined the Plan since it was launched in 2005.

At December 31, 2007, the Bank had 315 employees in its different areas, and it has a policy for contracting individuals with special needs.

Corporate Governance

All of decision making process at Paraná Banco starts with the Senior Committee, which centralizes the Bank's management structure, with each director responsible for the decisions for his/her area within the limits and budgets agreed by this committee. The effective members of the Senior Committee are the president (the Bank's main shareholder), and all of the directors, and also invited members.

The Company, its shareholders, management and members of the board agree to resolve, by means of arbitrage, all and any disputes or controversies that could arise between them, related to or derived from, in particular, the application, validity, efficacy, interpretation, violation and its effects of the rulings included in the Contract for Participation in Level I, in the Regulation of the Listing for Level 1, in the Statutes, Corporation Law, in the norms published by the National Monetary Council, by the Central Bank of Brazil or by the CVM, and the BOVESPA regulations, and in the other rules applicable to operating on the capitals market in general, the Commitment clauses and the Arbitrage Regulation from the Chamber of Market Arbitrage, conducted in accordance with the latter regulation.

Investor Relations

We have structured our investor relations area to attend the market. In addition, at August 7, 2007, we have contracted Banco UBS Pactual S.A. to be responsible for preparing the market to receive our preferred shares "PRBC4" within the ambit of the São Paulo Stock Exchange – BOVESPA, for a period of 6 months, which can be automatically extended, in order to encourage the liquidity of the aforementioned shares.

Listener

The Bank has created a "Listener" under the terms of CMN Resolution 3.477, of July 26, 2007, the purpose of which is to ensure strict compliance with the legal and regulatory norms related to consumer rights and to act as a communication channel between the Bank and its clients.

Paraná Banco

Social Project

Paraná Banco is one of the main sponsors of the Citizen Football Project, developed by J. Malucelli Social Inclusion Center in partnership with the Social Action Foundation from the Municipal Local Authority for Curitiba, whereby children and adolescents aged between 12 and 17, living in situations of social risk in Curitiba, receive medical, dental, psychological and pedagogical assistance, as well as transport, meals and a basic monthly food basket, as a means of offering social inclusion, creating opportunities and preparing these children for the future.

Independent Auditors

In accordance with CVM Instruction 381, the Bank and its subsidiary companies have not contracted and did not receive services from KPMG Auditores Independentes related to these companies, other than external audit services. The policy adopted complies with the principles that preserve the auditors' independence, according to internationally accepted criteria, which are that the auditors should not audit their own work, or exercise management functions at their clients or encourage the interests of the latter.

Acknowledgements

We are grateful to our shareholders, clients and business partners for the trust demonstrated over the years, and to the Directors, advisors, employees and staff for their efforts, skills, loyalty and dedication towards the challenges faced in the past and to be faced in the future.

JOEL MALUCELLI
President of the Board of Directors

KPMG Auditores Independentes
Al. Dr. Carlos de Carvalho, 417 - 16º
80410-180 - Curitiba, PR - Brasil
Caixa Postal 13533
80420-990 - Curitiba, PR - Brasil

Central Tel 55 (41) 3544-4747
Fax 55 (41) 3544-4750
Internet www.kpmg.com.br

Independent auditors' report

To
The Board of Directors and Shareholders
Paraná Banco S.A.
Curitiba - PR

1. We have examined the accompanying balance sheet of Paraná Banco S.A. and the consolidated balance sheet of the Bank and its subsidiaries, as of December 31, 2007, and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the Bank's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Paraná Banco S.A. and the consolidated financial position of the Bank and its subsidiaries as of December 31, 2007, and the result of its operations, changes in its shareholders' equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statement of cash flows presented in note 23 is supplementary information to the aforementioned financial statements and has been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion is presented fairly, in all material aspects, in relation to the financial statements taken as a whole.

KPMG

5. The financial statements for the year ended December 31, 2006, presented for comparison purposes, were examined by us, and by other independent auditors in relation to some investments, with the Bank's interest in these investments and its equity in earnings of subsidiaries and associated company amounting to R$ 9,331 thousand and R$ 1,231 thousand for the Bank and R$ 154,093 thousand and R$ 6.171 thousand in Consolidated, respectively. Based on our examinations and the report of the aforementioned independent auditors, on these investments, we have issued our unqualified audit report dated April 27, 2007.

January 18, 2008

KPMG Auditores Independentes
CRC SP014428/O-6-F-PR

Carlos Eduardo Munhoz
Accountant CRC SP138600/O-7-S-PR

Balance sheets

December 31, 2007 and 2006

(In thousands of Reais)

	Bank		Consolidated	
Assets	**2007**	**2006**	**2007**	**2006**
Current	911,794	422,231	1,019,380	509,181
Cash and cash equivalents	428	364	570	7,906
Interbank funds invested	306,686	70,471	319,590	73,772
Money market	155,918	39,623	168,822	39,623
Interbank placements	150,768	30,848	150,768	34,149
Securities	75,276	48,646	9,339	47,986
Own portfolio	75,276	26,292	9,339	25,632
Subject to repurchase commitments	-	22,354	-	22,354
Interbank accounts	11	11	11	11
Collections in transit	-	2	-	2
Deposits with the Brazilian Central Bank	11	9	11	9
Loans	490,800	274,671	637,295	347,409
Loans - private sector	515,888	296,345	668,012	369,628
Allowance for doubtful loans	(25,088)	(21,674)	(30,717)	(22,219)
Other receivables	6,274	6,758	12,783	9,217
Service fees receivable	10	2	1,798	104
Other	6,264	6,756	10,985	9,113
Other assets	32,319	21,310	39,792	22,880
Other assets	122	122	122	122
Valuation allowance	(24)	(24)	(24)	(24)
Prepaid expenses	32,221	21,212	39,694	22,782
Non-current assets	541,672	280,371	649,699	302,219
Securities	70,589	34,744	67,267	-
Own portfolio	70,589	34,744	67,267	-
Loans	435,499	224,415	534,801	275,784
Loans - private sector	439,430	226,765	542,548	278,134
Allowance for doubtful loans	(3,931)	(2,350)	(7,747)	(2,350)
Other receivables	8,136	5,269	13,819	9,310
Other	8,136	5,269	13,819	9,310
Other assets	27,448	15,943	33,812	17,125
Prepaid expenses	27,448	15,943	33,812	17,125
Permanent assets	63,752	49,352	55,370	12,415
Investments	60,468	46,619	51,456	9,653
Subsidiaries and associated company	60,111	46,320	51,096	9,107
Other investments	374	316	377	575
Provision for losses	(17)	(17)	(17)	(29)
Fixed assets for own use	2,840	2,444	3,470	2,465
Property for own use	1,867	1,867	1,867	1,867
Other fixed assets	2,878	2,338	3,515	2,384
Accumulated depreciation	(1,905)	(1,761)	(1,912)	(1,786)
Deferred charges	444	289	444	297
Deferred charges	868	644	868	660
Accumulated amortization	(424)	(355)	(424)	(363)
Total assets	1,517,218	751,954	1,724,449	823,815

	Bank		Consolidated	
Liabilities	**2007**	**2006**	**2007**	**2006**
Current	540,251	342,757	664,002	355,616
Deposits	366,563	215,180	490,853	229,124
Demand deposits	1,650	1,256	960	1,247
Interbank deposits	57,137	20,589	57,137	20,589
Time deposits	307,677	193,329	432,657	207,282
Other deposits	99	6	99	6
Money market repurchase commitments	1,386	22,351	1,386	22,351
Own portfolio	1,386	22,351	1,386	22,351
Acceptances and endorsements	47,500	46,226	47,500	46,226
Obligation for notes and bonds issued abroad	47,500	46,226	47,500	46,226
Interbank accounts	-	2	-	2
Payments in transit	-	2	-	2
Derivative financial instruments	9,769	5,000	9,769	5,000
Other liabilities	115,033	53,998	114,494	52,913
Collection of taxes	246	135	246	135
Corporate and statutory contributions	27,664	243	27,664	251
Taxes and social security payable	25,331	16,174	30,553	18,451
Other	61,792	37,446	56,031	34,076
Non-current liabilities	227,329	250,271	313,342	315,155
Deposits	211,369	182,782	296,340	247,264
Interbank deposits	6,423	-	6,423	-
Time deposits	204,946	182,782	289,917	247,264
Acceptances and endorsements	9,422	56,245	9,422	56,245
Obligation for notes and bonds issued abroad	9,422	56,245	9,422	56,245
Derivative financial instruments	-	1,191	-	1,191
Other liabilities	6,538	10,053	7,580	10,455
Taxes and social security payable	1,952	6,967	1,952	7,369
Other	4,586	3,086	5,628	3,086
Deferred income	2	-	2	-
Minority interest	-	-	-	1
Shareholders' equity	749,636	158,926	747,103	153,043
Capital				
Domestic	280,591	100,000	280,591	100,000
Foreign	419,260	-	419,260	-
Capital reserve	177	123	177	123
Revenue reserves	60,029	58,812	57,496	52,929
Market value adjustments - Securities	21	(9)	21	(9)
Shares held in Treasury	(10,442)	-	(10,442)	-
Total liabilities and shareholders' equity	1,517,218	751,954	1,724,449	823,815

See the accompanying notes to the financial statements

Paraná Banco S.A.

Statements of income

Years ended December 31, 2007 and 2006

(In thousands of Reais, except net income per share)

	Bank			Consolidated	
	Second half	Year		Year	
	2007	2007	2006	2007	2006
Income from financial operations	150,042	287,065	232,345	318,831	220,793
Loans	118,628	238,046	215,501	275,023	212,362
Securities	31,414	49,019	16,844	43,808	8,431
Expenses from financial operations	(53,857)	(104,613)	(93,102)	(137,055)	(88,971)
Deposits, money market and interbank funds	(35,060)	(62,904)	(61,933)	(86,447)	(57,257)
Derivative financial instruments	(4,316)	(14,217)	(8,834)	(14,217)	(8,834)
Allowance for doubtful loans	(14,481)	(27,492)	(22,335)	(36,391)	(22,880)
Net income from financial operations	96,185	182,452	139,243	181,776	131,822
Other operating income (expenses)	(35,367)	(102,809)	(70,167)	(95,643)	(70,249)
Service fee income	4,582	9,646	10,919	10,046	12,386
Personnel expenses	(6,185)	(11,016)	(7,539)	(11,040)	(7,873)
Directors' fees	(1,023)	(1,190)	(484)	(1,190)	(484)
Other administrative expenses	(42,742)	(106,712)	(69,210)	(96,637)	(67,219)
Transactional taxes	(8,274)	(15,050)	(11,140)	(15,279)	(10,837)
Equity share in earnings of subsidiaries and associated company	2,779	4,606	4,792	3,948	1,417
Other operating income	20,313	26,420	6,904	26,762	6,972
Other operating expenses	(4,817)	(9,513)	(4,409)	(12,253)	(4,611)
Operating income	60,818	79,643	69,076	86,133	61,573
Net non-operating income (expenses)	39	93	(393)	91	(409)
Income before taxes on income and profit sharing	60,857	79,736	68,683	86,224	61,164
Income and social contribution taxes	(8,452)	(14,034)	(18,830)	(16,642)	(17,194)
Current income tax	(13,432)	(19,603)	(12,028)	(20,159)	(13,277)
Current social contribution tax	(5,134)	(7,386)	(4,534)	(7,611)	(4,780)
Deferred income and social contribution taxes	10,114	12,955	(2,268)	11,128	863
Profit sharing	(1,528)	(1,803)	(406)	(1,803)	(406)
Net income for the period/year	50,877	63,899	49,447	67,779	43,564
Interest on own capital	(30,682)	(30,682)	(8,200)	(30,682)	(8,200)
Outstanding shares at year end (in thousands)	106,561	106,561	100,000		
Net income per share (in Reais)	0.48	0.60	0.49		

See the accompanying notes to the financial statements.

Statements of changes in shareholders' equity (Bank)

Years ended December 31, 2007 and 2006

(In thousands of Reais)

	Capital	Capital increase under approval	Capital reserve	Revenue reserves		Market value adjustments - Securities	Shares held in Treasury	Retained earnings	Total
			Restatement of financial securities	Legal	Statutory				
Balances as of July 1, 2007	661,200	-	177	2,959	32,727	(5)	-	4,148	701,206
Capital increase	-	38,651	-	-	-	-	-	-	38,651
Approval of capital increase	38,651	(38,651)	-	-	-	-	-	-	-
Shares held in Treasury	-	-	-	-	-	-	(10,442)	-	(10,442)
Market value adjustments - Securities	-	-	-	-	-	26	-	-	26
Net income for the period	-	-	-	-	-	-	-	50,877	50,877
Appropriations from net income									
Legal reserve	-	-	-	2,543	-	-	-	(2,543)	-
Interest on own capital	-	-	-	-	-	-	-	(30,682)	(30,682)
Statutory reserve	-	-	-	-	21,800	-	-	(21,800)	-
Balances as of December 31, 2007	699,851	-	177	5,502	54,527	21	(10,442)	-	749,636
Changes for the period	38,651	-	-	2,543	21,800	26	(10,442)	(4,148)	48,430
Balances as of December 31, 2006	100,000	-	123	9,732	49,080	(9)	-	-	158,926
Adjustement from change of accounting practice (note 3 m)	-	-	-	-	(24,505)	-	-	24,505	-
Balances as of January 1, 2007	100,000	-	123	9,732	24,575	(9)	-	24,505	158,926
Capital increase	-	599,851	-	(7,425)	(24,575)	-	-	-	567,851
Approval of capital increase	599,851	(599,851)	-	-	-	-	-	-	-
Shares held in Treasury	-	-	-	-	-	-	(10,442)	-	(10,442)
Equity adjustment of clearing house membership certificate	-	-	54	-	-	-	-	-	54
Market value adjustments - Securities	-	-	-	-	-	30	-	-	30
Net income for the year	-	-	-	-	-	-	-	63,899	63,899
Appropriations from net income									
Legal reserve	-	-	-	3,195	-	-	-	(3,195)	-
Interest on own capital	-	-	-	-	-	-	-	(30,682)	(30,682)
Statutory reserve	-	-	-	-	54,527	-	-	(54,527)	-
Balances as of December 31, 2007	699,851	-	177	5,502	54,527	21	(10,442)	-	749,636
Changes for the year	599,851	-	54	(4,230)	29,952	30	(10,442)	(24,505)	590,710
Balances as of December 31, 2005	50,000	-	87	7,609	67,730	(50)	-	-	125,376
Adjustement from change of accounting practice (note 3 m)	-	-	-	-	-	-	-	17,526	17,526
Balances as of January 1, 2006	50,000	-	87	7,609	67,730	(50)	-	17,526	142,902
Capital increase	-	50,000	-	-	(50,000)	-	-	-	-
Approval of capital increase	50,000	(50,000)	-	-	-	-	-	-	-
Equity adjustment of clearing house membership certificate	-	-	36	-	-	-	-	-	36
Market value adjustments - Securities	-	-	-	-	-	41	-	-	41
Net income for the year (as originally published)	-	-	-	-	-	-	-	42,468	42,468
Change of accounting practice (note 3m)	-	-	-	-	-	-	-	6,979	6,979
Appropriations from net income									
Legal reserve	-	-	-	2,123	-	-	-	(2,123)	-
Dividends	-	-	-	-	(17,000)	-	-	(8,300)	(25,300)
Interest on own capital	-	-	-	-	-	-	-	(8,200)	(8,200)
Statutory reserve	-	-	-	-	48,350	-	-	(48,350)	-
Balances as of December 31, 2006	100,000	-	123	9,732	49,080	(9)	-	-	158,926
Changes for the year	50,000	-	36	2,123	(18,650)	41	-	(17,526)	16,024

See the accompanying notes to the financial statements

Statements of changes in financial position

Years ended December 31, 2007 and 2006

(In thousands of Reais)

	Bank			Consolidated	
	Second half	Year		Year	
	2007	**2007**	**2006**	**2007**	**2006**
Source of funds	775,751	898,178	245,614	1,005,739	344,917
Adjusted net income for the period/year	48,265	59,604	45,381	64,153	42,390
Net income for the period year	50,877	63,899	49,447	67,779	43,564
Depreciation and amortization	167	311	226	322	243
Equity in operating earnings of subsidiaries and associated company	(2,779)	(4,606)	(4 792)	(3,948)	(1,417)
Amortization of goodwill	-	-	500	-	-
Deferred income	2	2	-	2	-
Minority interest	-	-	-	(1)	-
Funds from shareholders	38,651	567,851	-	567,851	-
Capital increase	38,651	567,851	-	567,851	-
Market value adjustments - Securities	26	30	41	30	41
Third party funds	688,807	270,691	200,192	373,704	302,486
Increase in current and non-current liabilities	179,328	241,068	174,290	373,089	302,304
Deposits	139,974	179,970	93,199	310,805	222,214
Money market repurchase commitments	-	-	2,949	-	2,949
Acceptances and endorsements	-	-	49,787	-	49,787
Derivative financial instruments	859	3,578	3,343	3,578	3,343
Other liabilities	38,495	57,520	25,012	58,706	24,011
Decrease in current and non-current assets	509,474	-	-	-	-
Securities	506,797	-	-	-	-
Interbank accounts	430	-	-	-	-
Other assets	2,247	-	-	-	-
Fixed assets and investment disposals	5	29,623	25,902	615	182
Subsidiary	-	2,655	-	-	-
Capital reduction of subsidiary	-	25,827	16,000	-	-
Other investments	-	-	-	-	180
Fixed assets for own use	5	4	2	5	2
Dividends received from subsidiaries	-	1,137	9,900	610	-
Application of funds	775,422	898,114	247,092	1,013,075	338,863
Dividends	-	-	25,300	-	25,300
Interest on own capital	30,682	30,682	8,200	30,682	8,200
Shares held in Treasury	10,442	10,442	-	10,442	-
Investments in	39,113	39,450	8,551	40,196	354
Investments	38,804	38,804	8,314	38,779	115
Other investments	-	3	-	3	-
Fixed assets for own use	309	643	237	1,414	239
Application in deferred charges	45	224	305	224	205
Increase in current and non-current assets	647,115	750,800	204,836	865,015	304,804
Interbank funds invested	265,405	236,215	22,648	245,818	25,949
Securities	-	62,475	49,240	28,620	13,050
Interbank accounts	-	-	11	-	11
Loans	362,747	427,213	117,017	548,903	241,124
Other receivables	-	2,383	5,381	8,075	11,379
Other assets	18,963	22,514	10,539	33,599	13,291
Decrease in current and non-current liabilities	48,025	66,516	-	66,516	-
Money market repurchase commitments	32,532	20,965	-	20,965	-
Acceptances and endorsements	14,586	45,549	-	45,549	-
Interbank accounts	907	2	-	2	-
Increase (decrease) in cash and cash equivalents	329	64	(1,478)	(7,336)	6,054
Changes in financial position					
Beginning of the period/year	99	364	1,842	7,906	1,852
End of the period/year	428	428	364	570	7,906
Increase (decrease) in cash and cash equivalents	329	64	(1,478)	(7,336)	6,054

See the accompanying notes to the financial statements.

1 Operations

Paraná Banco S.A. ("Bank") is a multiple bank whose core activity is to borrow and lend money and conduct accessory operations inherent to the commercial and credit portfolios, financing and investment portfolios and managing the credit card portfolio.

2 Presentation of the financial statements

The Bank's financial statements and its consolidated financial statements, which embrace the financial statements of the Bank, its subsidiaries, the Fundo de Investimento em Direitos Creditórios Paraná Banco I and the Fundo de Investimento em Direitos Creditórios Paraná Banco II ("FIDCs"), were prepared based on the accounting practices deriving from Brazilian corporation law, associated with the regulations and instructions of the National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Brazilian Securities Exchange Commission ("CVM").

In order to prepare these consolidated financial statements, the investments held by one company in another were eliminated, together with the intercompany asset and liability account balances, intercompany income and expenses balances and unearned income arising from intercompany transactions. Minority interest in the shareholders' equity and results of the subsidiaries have been reported separately in the consolidated balance sheet and consolidated statement of income for the year, respectively, when applicable.

(In thousands of Reais)

We present below the main companies included in the consolidation and the investment interests held by the Bank:

	2007			
Subsidiaries	**Assets**	**Liabilities**	**Results**	**% of interest**
Tresor Holdings S.A. (b)	10,784	45	1,468	100.00
Paraná Administradora de Consórcio Ltda. (c)	382	131	27	99.99
J. Malucelli Vida e Previdência S.A. (d)	8,034	195	439	99.99
J. Malucelli Agenciamento e Serviços Ltda. (f)	5,846	5,837	45	99.98
Porto de Cima Holding Ltda. (b)	41,274	-	2,475	100.00
Credit Rights Investment Fund (FIDCs)				
Fundo de Investimento em Direitos Creditórios Paraná Banco I (g)	148,166	40	9,629	32.61
Fundo de Investimento em Direitos Creditórios Paraná Banco II (g)	142,026	45	38	22.15

	2006			
Subsidiaries	**Assets**	**Liabilities**	**Results**	**% of interest**
J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. (a)	3,295	339	624	99.99
Tresor Holdings S.A. (b)	37,159	1,422	4,251	100.00
Paraná Administradora de Consórcio Ltda. (c)	365	141	(166)	99.99
J. Malucelli Vida e Previdência S.A. (d)	7,400	-	-	99.99
J. Malucelli Consultoria Empresarial S.A. (e)	104	90	6	99.99
Credit Rights Investment Fund (FIDC)				
Fundo de Investimento em Direitos Creditórios Paraná Banco I (g)	144,763	40	8,684	26.73

(a) Mainly operates in the administration of investment funds. On February 16, 2007 the Bank sold to its shareholders all of its interest in this Company, at the carrying amount of R$ 2,650. No gain or loss was therefore made on this transaction.

(In thousands of Reais)

(b) Holding companies of the investment in the associated company J. Malucelli Seguradora S.A.

(c) Investment acquired on April 4, 2006; the company is inactive.

(d) The company was incorporated on October 17, 2006, and homologated according to Ruling 2,731 from SUSEP – Superintendency for Private Insurance. The company is at the pre-operational stage.

(e) Investment acquired on September 4, 2006; and sold on February 1, 2007.

(f) This company was purchased on December 28, 2007. This company operates in the rendering of the advisory and control services for discount operations in the payroll, and in the control and implementation of the franchised correspondents of the Bank and provides its own infrastructure for attending the public within the locations the Bank is interested in.

(g) Investment represented by 100% of the quotas subordinated from FIDCs, which, for purposes of presenting these financial statements, was consolidated in compliance with CVM Instruction 408, and the interpretation included in Official Circular CVM/SNC/SEP number 01/2007. Therefore, the unearned income arising from transactions with the FIDCs was eliminated in the consolidation, as presented in the reconciliation below. These FIDCs were consolidated since the Bank exercises operational control over the credits granted to the Fund.

The shareholders' equity and profit for the year that refer to participation of third parties in the FIDCs, for the amounts of R$ 210,325 and R$ 23,889 (R$ 106,033 and R$ 4,783 in 2006), respectively, are reported in time deposits and financial operating expenses, respectively.

(In thousands of Reais)

A reconciliation of shareholders' equity as of December 31, 2007 and 2006 and net income for the years then ended of the Bank's stand alone and consolidated financial statements is as follows:

	2007		2006	
	Shareholders' equity	**Net income**	**Shareholders' equity**	**Net income**
Bank's stand alone	749,636	63,899	158,926	49,447
Unearned income arising from transactions with the FIDCs, net of taxes	(2,533)	3,880	(5,883)	(5,883)
Consolidated	747,103	67,779	153,043	43,564

3 Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis.

The commission expenses from intermediary services for loan operations and fees for agency services or introducing business, are recognized to results based on the period of the loan contracts. The balance for deferred commission is recorded to prepaid expenses.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the allowance for doubtful loans, deferred income tax assets, provision for contingencies and market value of securities. The settlement of transactions involving these estimates may result in different amounts due to lack of precision inherent to the process of their determination. The Bank and its subsidiaries reviews the estimates and assumptions monthly.

c. Interbank funds invested

Recorded at the acquisition cost plus the return obtained up to the balance sheet date, net of the provision for devaluation, when applicable.

d. Securities and derivative financial instruments

As required by the Brazilian Central Bank Circular n° 3068, issued on November 8, 2001, securities classified as "securities available for sale" are initially stated at cost, plus accrued interest to the balance sheet date, and then adjusted to market value, net of taxes, and booked to an account "Market value adjustments – Securities" in shareholders' equity.

As required by BACEN Circular n° 3082, issued on January 30, 2002, the derivative financial instruments were stated at their market values and changes in their reported values in the statement of income.

e. *Loans, time deposits, interbank deposits and other assets and liabilities*

Transactions subject to predetermined remuneration rates are recorded at redemption value, adjusted to present value in deferred income/expenses, respectively. Transactions subject to floating rates are recorded at cost plus interest accrued to the balance sheet date. Regardless of their level of risk, income from loans more than 60 days overdue is only recorded as revenue when effectively received. In the Bank stand alone, income from loan assignments, with or without co-obligation, is recognized in full in the statement of income for the year at the time of assignment, as required by BACEN. In Consolidated, the portfolio assigned to the FIDCs is recorded in loans and the respective income is recognized on a daily pro rata basis until the balance sheet date.

f. *Allowance for doubtful loans*

The allowance for loan losses has been made to an amount compatible with the overall credit risk assessment, in accordance with management analysis and regulations issued by the Brazilian Central Bank, which stipulates the creation of nine risk levels, AA (minimum risk) and H (loss), and minimum provision percentages for each level.

Operations classified as level H remain classified as such for six months, when they are then written off against the existing provision and are controlled, for five years, in memorandum accounts and are no longer recorded in balance sheet accounts. The renegotiated operations are retained, at a minimum, at the same level at which they were classified. The renegotiations of loans that had been written off against the provision and which were included in memorandum accounts are classified as H and any gains arising from the renegotiations are only recognized as income when actually received. The allowance for doubtful loans, considered sufficient by management, meets the minimum requirements established by the aforementioned resolution.

g. *Investments*

Investment in subsidiaries and in associated company is accounted for using the equity method, plus goodwill, when applicable. Other investments are recorded at cost, and adjusted by a provision for losses.

h. Fixed assets for own use

Stated at cost net of depreciation. Depreciation was calculated using the straight-line method, applying the following annual rates: 4% for property for own use; 10% for fixtures, fittings, communication and security systems, and 20% for data processing systems.

i. Provision for income and social contribution taxes

The provision for income tax was calculated using a rate of 15% of taxable income, plus a surcharge of 10% on taxable income in excess of R$ 240. The social contribution tax was calculated using a rate of 9% of income before tax, adjusted according to current legislation.

The income and social contribution taxes on timing differences are included in "Other receivables – Other" and "Taxes and social security payable", and reflected in the net income for the year, or, when applicable, in the shareholders' equity.

j. Foreign currency balances

Recorded at rates ruling at the balance sheet date.

k. Provisions

A provision is recognized in the balance sheet when the Bank or its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

l. Statements of cash flows

The Bank, voluntarily, is presenting as additional information, the statements of cash flows prepared in accordance with NPC 20 – Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

m. Change in accounting practice

Bank management decided, voluntarily, to alter its accounting practice for recording commission on granting loans in the form of personal consigned credit. It believes that this change results in better presentation of its financial statements, and ensures alignment with international accounting standards, which will be adopted by financial institutions in the consolidated financial statements in Brazil as from 2010, and enables comparisons to be made with the majority of banks of a similar size to the Bank and with public quoted banks.

The Bank previously recorded this commission in full to results at the time of confirmation of the loan, and now records the commission to results over the period of the loan. In accordance with CVM Decision 506/06, this change in accounting practice has been applied retrospectively, that is, the deferred commission was recalculated as if the new accounting criterion had been adopted since January 1, 2006, with this being the oldest date presented in these financial statements, to enable comparisons to be made between the periods. We present below the reconciliation of results for the years ended December 31, 2007 and 2006, with the existing and previous accounting practice:

(In thousands of Reais)

Bank	December 31, 2007		
	Previous accountin g position	Effects of change in practice	Adjusted accountin g position
Balance sheet			
Other assets – prepaid expenses			
Current	-	32,221	32,221
Non current	-	27,448	27,448
Other liabilities – taxes and social security			
Current	5,043	20,288	25,331
Non current	1,952	-	1,952
Shareholders' equity – statutory reserve	15,146	39,381	54,527
Statement of income			
Other administrative expenses	(129,251)	22,539	(106,712)
Income tax and social contribution			
Current	(10,375)	(16,614)	(26,989)
Deferred	4,004	8,951	12,955
Net income for the year	49,023	14,876	63,899
Net income per share – R$	0.46	0.14	0.60

(In thousands of Reais)

Consolidated	December 31, 2007		
	Previous accounting position	Effects of change in practice	Adjusted accountin g position
Balance sheet			
Other assets – prepaid expenses			
Current	2	39,692	39,694
Non current	-	33,812	33,812
Other liabilities – taxes and social security			
Current	5,561	24,992	30,553
Non current	1,952	-	1,952
Shareholders' equity – statutory reserve	3,482	48,512	51,994
Statement of income			
Other administrative expenses	(130,259)	33,622	(96,637)
Income tax and social contribution			
Current	(11,156)	(16,614)	(27,770)
Deferred	5,945	5,183	11,128
Net income for the year	45,588	22,191	67,779

(In thousands of Reais)

Bank	December 31, 2006		
	Previous accountin g position	Effects of change in practice	Adjusted accountin g position
Balance sheet			
Other assets – prepaid expenses			
Current	25	21,187	21,212
Non current	-	15,943	15,943
Other liabilities – taxes and social security			
Current	8,970	7,204	16,174
Non current	1,546	5,421	6,967
Shareholders' equity – statutory reserve	24,575	24,505	49,080
Statement of income			
Other administrative expenses	(79,785)	10,575	(69,210)
Income tax and social contribution			
Current	(16,562)	-	(16,562)
Deferred	1,328	(3,596)	(2,268)
Net income for the year	42,468	6,979	49,447
Net income per share – R$	0.42	0.07	0.49

(In thousands of Reais)

Consolidated	December 31, 2006		
	Previous accounting position	Effects of change in practice	Adjusted accounting position
Balance sheet			
Other assets – prepaid expenses			
Current	25	22,757	22,782
Non current	-	17,125	17,125
Other liabilities – taxes and social security			
Current	10,713	7,738	18,451
Non current	1,546	5,823	7,369
Shareholders' equity – statutory reserve	16,876	26,321	43,197
Statement of income			
Other administrative expenses	(80,546)	13,327	(67,219)
Income tax and social contribution			
Current	(18,256)	-	(18,256)
Deferred	5,594	(4,532)	1,062
Net income for the year	34,769	8,795	43,564

The initial adjustment for the amount of R$ 17,526, calculated for the base date January 1, 2006, was reflected in retained earnings.

(In thousands of Reais)

4 Cash and cash equivalents

At December 31, 2006, on Consolidated, includes R$ 7,400 which refers to blocked funds unremunerated to January 26, 2007, deposited as part of the incorporation of J. Malucelli Vida e Previdência S.A., which is currently at the pre-operational stage.

5 Interbank funds invested

Refers to securities purchased under resale agreements and interbank funds applied, as presented below:

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Money market – Backed position				
Financial Treasury Bills	5,601	39,623	18,505	39,623
National Treasury Notes	150,317	-	150,317	-
Interbank placements	150,768	30,848	150,768	34,149
Total	306,686	70,471	319,590	73,772

(In thousands of Reais)

6 Securities and derivative financial instruments

a. Securities

Securities were classified as available for sale and are presented as follows:

	December 31, 2007						
Type of security	**On demand**	**Up to 6 months**	**From 6 months to 1 year**	**More than 1 year**	**Market value**	**Cost**	**Adjustment to shareholders' equity**
Own portfolio							
LFT (*)	-	-	-	66,097	66,097	66,065	32
FIDCs	-	37,638	37,638	4,492	79,768	79,768	-
Total – Bank	-	37,638	37,638	70,589	145,865	145,833	32
Own portfolio							
LFT (*)	-	-	-	67,267	67,267	67,235	32
Mutual funds	9,339	-	-	-	9,339	9,339	-
Total – Consolidated	9,339	-	-	67,267	76,606	76,574	32
Tax effects							(11)
Net adjustment to shareholders' equity – Bank and Consolidated							(21)

(In thousands of Reais)

	December 31, 2006						
Type of security	**On demand**	**Up to 6 months**	**From 6 months to 1 year**	**More than 1 year**	**Market value**	**Cost**	**Adjustment to shareholders' equity**
Own portfolio							
LFT (*)	-	22,043	-	-	22,043	22,050	(7)
FIDCs	-	4,249	-	34,744	38,993	38,993	-
Subject to repurchase commitments							
LFT (*)	-	22,354	-	-	22,354	22,361	(7)
Total – Bank	-	48,646	-	34,744	83,390	83,404	(14)
Own portfolio							
LFT (*)	-	22,070	1,045	-	23,115	23,122	(7)
Mutual funds	2,517	-	-	-	2,517	2,517	-
Subject to repurchase commitments							
LFT (*)	-	22,354	-	-	22,354	22,361	(7)
Total – Consolidated	2,517	44,424	1,045	-	47,986	48,000	(14)
Tax effects							5
Net adjustment to shareholders' equity – Bank and Consolidated							(9)

(*) The market value of Federal Government bonds are obtained using the rates published by ANDIMA - the National Association of Open Market Institutions.

(In thousands of Reais)

b. Derivative financial instruments (Bank and Consolidated)

Derivative financial instruments portfolio comprised by swap contracts as of December 31, 2007 and 2006 was presented as follows:

	2007					
	Memorandum accounts	**On balance sheet – assets (liabilities)**				
	Notional amount	**Up to 1 year**	**From 1 to 3 years**	**Market value**	**Cost**	**Market value adjustment**
Assets						
Foreign currency	28,242	-	-	-	-	-
Liabilities						
Interbank rate	38,011	(9,769)	-	(9,769)	(9,341)	(428)

	2006					
	Memorandum accounts	**On balance sheet – assets (liabilities)**				
	Notional amount	**Up to 1 year**	**From 1 to 3 years**	**Market value**	**Cost**	**Market value adjustment**
Assets						
Foreign currency	78,035	-	-	-	-	-
Liabilities						
Interbank rate	84,226	(5,000)	(1,191)	(6,191)	(5,777)	(414)

(In thousands of Reais)

7 Loans and allowance for doubtful loans

a. Portfolio by type of loan

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Overdraft	-	316	-	316
Guaranteed account	90,305	740	90,305	740
Working capital	7,445	9,511	7,445	9,511
Personal credit installments	834,729	497,563	1,089,971	622,215
Financing	22,608	11,898	22,608	11,898
Payroll deduction credit card (i)	231	3,082	231	3,082
Total	955,318	523,110	1,210,560	647,762

(i) Value of credit limit used for revolving credit format.

(In thousands of Reais)

b. Portfolio by maturity, customer type and economic activity

	Bank						
		Installments not yet due					
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	Total	2006
Industry	-	260	9,206	568	-	10,034	1,150
Commerce	-	74	207	444	-	725	-
Services	2,025	1,459	83,190	2,054	67	88,795	8,975
Individuals	76,494	91,870	251,103	363,568	72,729	855,764	512,985
Total – 2007	78,519	93,663	343,706	366,634	72,796	955,318	523,110
Total – 2006	67,260	63,667	165,418	205,824	20,941	523,110	

(In thousands of Reais)

	Consolidated						
		Installments not yet due					
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	Total	2006
Industry	-	260	9,206	568	-	10,034	1,150
Commerce	-	74	207	444	-	725	-
Services	2,025	1,459	83,190	2,054	67	88,795	8,975
Individuals	78,284	142,166	351,141	466,686	72,729	1,111,006	637,637
Total – 2007	80,309	143,959	443,744	469,752	72,796	1,210,560	647,762
Total - 2006	67,260	85,100	217,268	257,193	20,941	647,762	

(In thousands of Reais)

c. *Portfolio by risk grade*

				Bank			
				2007		2006	
Level	Status	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Current		-	-	-	-	-
A	Current		0.50%	800,368	4,002	427,550	2,138
B	Current			43,849	438	16,187	162
	Overdue	15 to 30	1.00%	26,036	260	21,607	216
C	Current			29,173	875	8,948	268
	Overdue	31 to 60	3.00%	15,631	469	14,230	427
D	Current			1,311	131	880	88
	Overdue	61 to 90	10.00%	9,902	990	6,585	658
E	Current			366	110	575	172
	Overdue	91 to 120	30.00%	5,671	1,701	5,642	1,692
F	Current			321	160	258	129
	Overdue	121 to 150	50.00%	3,707	1,853	3,505	1,752
G	Current			181	127	167	117
	Overdue	151 to 180	70.00%	2,998	2,099	2,571	1,800
H	Current	More than		1,231	1,231	1,285	1,285
	Overdue	180	100.00%	14,573	14,573	13,120	13,120
	Total			955,318	29,019	523,110	24,024

(In thousands of Reais)

				Consolidated			
				2007		2006	
Level	Status	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Current		-	-	-	-	-
A	Current		0.50%	1,030,779	6,344	535,451	2,196
B	Current			54,531	545	30,223	321
	Overdue	15 to 30	1.00%	26,978	270	21,607	216
C	Current			31,917	958	10,074	306
	Overdue	31 to 60	3.00%	15,910	477	14,230	427
D	Current			3,053	305	1,979	212
	Overdue	61 to 90	10.00%	10,106	1,011	6,585	658
E	Current			1,422	427	1,065	338
	Overdue	91 to 120	30.00%	5,812	1,744	5,642	1,692
F	Current			1,216	608	258	129
	Overdue	121 to 150	50.00%	3,799	1,900	3,505	1,752
G	Current			876	613	167	117
	Overdue	151 to 180	70.00%	2,998	2,099	2,571	1,800
H	Current	More than		6,457	6,457	1,285	1,285
	Overdue	180	100.00%	14,706	14,706	13,120	13,120
	Total			1,210,560	38,464	647,762	24,569

(In thousands of Reais)

d. *Movements on allowance for doubtful loans*

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Balances at beginning of the year	24,024	14,155	24,569	14,155
Charged in the year	27,492	22,335	36,391	22,880
Written off	(22,497)	(12,466)	(22,496)	(12,466)
Balances at the end of the year	29,019	24,024	38,464	24,569
Losses recovered	4,042	2,506	4,042	2,506

e. *Concentration of loans and credit risk*

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Ten largest customers	92,527	9,368	92,527	9,368
Percentage of the loan portfolio	9.69%	1.79%	7.64%	1.45%
Next fifty largest customers	7,391	4,342	7,391	4,384
Percentage of the loan portfolio	0.77%	0.83%	0.61%	0.68%

f. *Renegotiated loans*

There were no renegotiated loans as of December 31, 2007 and 2006.

(In thousands of Reais)

g. *Credit assignment*

By way of a credit assignment agreement with co-obligation, the Bank assigned to other financial institutions receivables deriving from financing awarded as personal loans under consignment, to the amount of R$ 20,079 (R$ 184,250 in 2006), recording a gain of R$ 3,093 (R$ 32,571 in 2006), recorded as income from loans. As of December 31, 2007, the outstanding balance of these assignments was R$ 42,417 (R$ 123,520 in 2006).

By way of a credit assignment agreement without co-obligation, the Bank also assigned to the FIDCs amounts deriving from financing awarded as personal loans under consignment, to the amount of R$ 353,731 (R$ 152,428 in 2006), recording a gain of R$ 36,702 (R$ 16,882 in 2006), recorded as income from loans. In Consolidated, the portfolio assigned to the FIDCs is recorded in loans and the respective income is recognized on a daily pro rata basis until the balance sheet date.

Cooperation agreements were signed with other financial institutions, for assigning credits for different periods, for a maximum value of up to R$ 422,596. The balance available and not used from these agreements at December 31, 2007 was R$ 246,640 (R$ 665,043 in 2006, which includes a contract with Banco Bradesco S.A. with a limit of R$ 500,000).

(In thousands of Reais)

8 Other receivables - other

Current

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Deferred income and social contribution taxes	1,629	835	5,211	1,347
Other deferred taxes	-	-	514	473
Purchases billable – Mastercard (a)	179	487	179	755
Accredited agencies (b)	2,840	4,173	2,840	4,173
Taxes recoverable	-	-	541	1,339
Other receivables from other institutions	720	669	720	669
Other	896	592	980	357
Total	6,264	6,756	10,985	9,113

(a) Refers to amounts receivable, by invoice issued to the credit card holders. This amount represents the total of the invoices in the month, the balance of which can be paid in full or to the minimum amount, in which case it is financed with revolving credit.

(b) Refers to amounts passed through by accredited agencies, corresponding to collection of loan installments, to be offset against outstanding amounts recorded in the current liabilities.

Non-current

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Deferred income and social contribution taxes	6,520	3,315	8,947	6,870
Judicial deposits	1,616	1,954	1,616	1,954
Intercompany balance receivable	-	-	2,906	-
Other deferred taxes	-	-	348	251
Other	-	-	2	235
Total	8,136	5,269	13,819	9,310

9 Subsidiaries and associated company - Domestic

	Bank							
	Tresor Holdings S.A. (a)	Paraná Administradora de Consórcio Ltda. (b)	J. Malucelli Vida e Previdência S.A. (c)	J. Malucelli Consultoria Empresarial S.A. (d)	J. Malucelli DTVM Ltda. (e)	Porto de Cima Holding Ltda. (f)	J. Malucelli Agenciamento e Serviços Ltda. (g)	Total
December 31, 2007								
Information of subsidiaries								
Number of outstanding quotas/shares (in thousands)	39	13,212	7,400	-	-	38,799	5	
Shareholders' equity	10,739	251	7,839	-	-	41,274	9	
Net income for the year	1,468	27	439	-	-	2,475	45	
Information of investment in subsidiaries								
Number of quotas/shares owned (in thousands)	39	13,211	7,399	-	-	38,799	5	
Percentage of interest	100.00%	99.99%	99.99%	-	-	100.00%	99.98%	
Movement of balances								
Beginning balances	35,737	224	7,399	5	2,955	-	-	46,320
Acquisition of investments	-	-	-	-	-	38,799	5	38,804
Disposal of investments	-	-	-	(5)	(2,650)	-	-	(2,655)
Reduction of capital	(25,827)	-	-	-	-	-	-	(25,827)
Equity in operating earnings	1,469	27	439	-	192	2,475	4	4,606
Dividends	(640)	-	-	-	(497)	-	-	(1,137)
Balances in investment	10,739	251	7,838	-	-	41,274	9	60,111
Balances with the Bank								
Assets	649	374	8	-	-	1	2,238	
Income	295	44	-	-	-	-	1,735	
Main accounts in balance sheet and statement of Income								
Assets								
Cash and cash equivalents	649	3	8	-	-	1	61	
Short-term investments	-	374	7,826	-	-	-	-	
Investment in associated company	9,823	-	-	-	-	26,195	-	
Investment in associated company - goodwill	-	-	-	-	-	15,078	-	
Other	312	5	200	-	-	-	5,785	
Liabilities	(45)	(131)	(195)	-	-	-	(5,837)	
Shareholders' equity	10,739	251	7,839	-	-	41,274	9	
Income	1,622	56	760	-	-	2,622	1,991	
Expenses	(154)	(29)	(321)	-	-	(147)	(1,946)	

(a) Holding company of an investment of 30% in the ordinary shares (equivalent to 15% of capital) in the associated company J Malucelli Seguradora S.A. The calculation of equity in income in the Insurance Company was made based on the financial statements at December 31, 2007, with the main balances being: (1) volume of shares held - 1,264,139 ordinary shares; (2) shareholders' equity - R$ 65,487; (3) net profit for the year - R$ 11,897; (4) value of investment - R$ 9,823; (5) equity in income of investment - R$ 1,327.

(b) Investment acquired on April 4, 2006; the company is inactive.

(c) Company incorporated on October 17, 2006, and homologated, according to Ruling 2.731 of August 13, 2007, from the Superintendency for Private Insurance - SUSEP. The company is at the pre-operational stage.

(d) Investment acquired on September 4, 2006; and sold in February 1,2007.

(e) Its activities are mainly the administration of investment funds. The company was sold on February 16, 2007, to the Bank's shareholders, at the book value of R$ 2,650, therefore, no income was calculated from this transactio

(f) Holding company of an investment of 19% of the ordinary shares and 61% of the preferred shares (equivalent to 40% capital) in the associated company J Malucelli Seguradora S.A. The calculation of equity in net income in the Insurance Company was made based on the financial statements at December 31, 2007, with the main balances being: (1) volume of shares held - 800,622 ordinary shares and 2,570,418 preferred shares; (2) shareholders' equity - R$ 65,487, (3) net profit for the year - R$ 11,897; (4) value of investment - R$ 41,273; (5) equity in income of investment - R$ 2,622. The goodwill calculated on the purchase of this investment refers to the difference between the value from issuing the Bank's shares arising from exercising the subscription from the first bonus, exercised by Advent International on August 29, 2007, and the book value of the Insurance Company's shares at July 31, 2007.

(g) Company purchased on December 28, 2007. This company operates in the rendering of the advisory and control services for discount operations in the payroll, and in the control and implementation of the franchised correspondents of the Bank and provides its own infrastructure for attending the public within the locations the Bank is interested in.

9 Subsidiaries and associated company - Domestic

	Bank					
	Tresor Holdings S.A. (a)	Paraná Administradora de Consórcio Ltda. (b)	J. Malucelli Vida e Previdência S.A. (c)	J. Malucelli Consultoria Empresarial S.A. (d)	J. Malucelli DTVM Ltda. (e)	Total
December 31, 2006						
Information of subsidiaries						
Number of outstanding quotas/shares (in thousands)	39	9,212	7,400	10	23,000	
Shareholders' equity	35,737	224	7,400	14	2,956	
Net income (loss) for the year	4,251	(166)	-	6	624	
Information of investment in subsidiaries						
Number of quotas/shares owned (in thousands)	39	9,212	7,399	10	22,998	
Percentage of interest	100.00%	99.99%	99.99%	99.99%	99.99%	
Movement of balances						
Beginning balances	55,386	-	-	-	4,228	59,614
Acquisition of investments	-	910	7,399	5	-	8,314
Reduction of capital	(16,000)	-	-	-	-	(16,000)
Equity in operating earnings (losses)	4,251	(186)	-	-	727	4,792
Amortization of goodwill	-	(500)	-	-	-	(500)
Dividends	(7,900)	-	-	-	(2,000)	(9,900)
Balances in investment	35,737	224	7,399	5	2,955	46,320
Balances with the Bank						
Assets	26,814	359	-	97	337	
Income	4,351	30	-	2	294	
Expenses	-	-	-	-	(28)	
Main accounts in balance sheet and statement of income						
Assets						
Cash and cash equivalents	1	2	7,400	4	34	
Short-term investments	26,813	359	-	95	2,875	
Investment in associated company	9,107	-	-	-	-	
Other	1,238	4	-	5	386	
Liabilities	(1,422)	(141)	-	(90)	(339)	
Shareholders' equity	35,737	224	7,400	14	2,956	
Income	5,768	30	-	22	2,076	
Expenses	(1,517)	(196)	-	(16)	(1,452)	

(a) Holding company of the 15% investment in the indirect associated company J. Malucelli Seguradora S.A. The equity in the net income of the insurance company was calculated based on the financial statements as of November 30, 2006, where the main balances of this associated company at this date are: (1) number of shares held - 1,264,140 (2) shareholders' equity – R$ 60,713 (3) net income for the year - R$ 9,446 (4) investment value - R$ 9,107 and (5) equity in earnings - R$ 1,417.

(b) Investment acquired on April 4, 2006; the company is inactive.

(c) Company incorporated on October 17, 2006; currently at the pre-operational stage.

(d) Investment acquired on September 4, 2006; the company is inactive.

(e) Its activities are mainly the administration of investment funds. The company was sold on February 16, 2007, to the Bank's shareholders, at the book value of R$ 2,650, therefore, no income was calculated from this transaction.

(In thousands of Reais)

10 Deposits

The breakdown by maturity term follows:

Bank

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
On demand	1,749	1,262	-	-	-	-
Up to 90 days	-	-	55,036	15,542	227,373	117,755
From 91 to 360 days	-	-	2,101	5,047	80,304	75,574
More than 360 days (a)	-	-	6,423	-	204,946	182,782
Total	1,749	1,262	63,560	20,589	512,623	376,111

Consolidated

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
On demand	1,059	1,253	-	-	-	-
Up to 90 days	-	-	55,036	15,542	227,112	114,035
From 91 to 360 days	-	-	2,101	5,047	205,544	93,247
More than 360 days (a)	-	-	6,423	-	289,917	247,264
Total	1,059	1,253	63,560	20,589	722,573	454,546

(a) As of December 31, 2007, the time deposits, within the maturity term of over 360 days, were obtained at rates ranging between 12.05% to 12.06% (15% to 16.5% in 2006) per annum in the fixed transactions and 105% to 107% (100% to 110%) of the variation recorded by the Interbank Deposit Certificates in floating transactions.

11 Money market repurchase commitments (Bank and Consolidated)

Refer to repurchase operations to settle, tied to federal government bonds, in the amount of R$ 1,386 (R$ 22,351 in 2006), maturing by January 2, 2008.

12 Acceptances and endorsements (Bank and Consolidated)

Refers to obligations on securities issued abroad obtained by issuing fixed rate notes to the amount of USD 31,000 thousand (USD 46,500 thousand in 2006), as follows:

Tranche (In thousands of US$)	**Maturity**	**Annual interest rate**	**2007**	**2006**
9,500	02/05/2007	7.9300%	-	22,164
6,000	06/22/2007	8.0000%	-	12,849
5,000	11/19/2007	8.0000%	-	11,213
6,000	02/13/2008	7.9852%	11,804	13,210
20,000	11/27/2008	7.6543%	35,696	43,035
5,000	02/13/2009	7.5209%	9,422	-
Total			56,922	102,471
Current			47,500	46,226
Non-current			9,422	56,245

(In thousands of Reais)

13 Other liabilities – other

	Bank		Consolidated	
Current	**2007**	**2006**	**2007**	**2006**
Provision for payments related to other administrative expenses	3,974	1,639	1,768	1,666
Repasses to assignees (a)	34,916	18,431	26,628	14,783
Accounts payable – credit card (b)	211	641	211	641
Other creditors - domestic	18,318	15,715	18,318	15,715
Borrowings	-	-	4,538	-
Other	4,373	1,020	4,568	1,271
Total	61,792	37,446	56,031	34,076

(a) Refers to loan amounts paid by customers, where the transaction to be written off in the loan portfolio has not yet been identified, and the amounts to be passed through to the assignees, referring to assigned credit, which is collected by the Bank.

(b) Refers to amounts payable to storekeepers.

	Bank		Consolidated	
Non-current	**2007**	**2006**	**2007**	**2006**
Provision for civil contingencies	1,330	1,269	1,330	1,269
Provision for labor contingencies	3,256	1,817	3,256	1,817
Advances from customers	-	-	914	-
Consortium funds not sought	-	-	128	-
Total	4,586	3,086	5,628	3,086

14 Provision for contingencies (Bank and Consolidated)

(In thousands of Reais)

The Bank and its subsidiaries are part of judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

a. Composition of provisions

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed at labor courts, management recorded provisions for amounts considered sufficient to cover losses from the current actions, as follows:

	2007	**2006**
Civil	3,256	1,269
Labor	1,330	1,817
Tax	1,721	1,546
	6,307	4,632

b. Movements in the provisions

	Balances as of January 1	**Additions to the provision**	**Reversals**	**Paid**	**Balances as of December 31**
Civil	1,269	3,281	(526)	(768)	3,256
Labor	1,817	584	(1,026)	(45)	1,330
Tax	1,546	175	-	-	1,721
Total - 2007	4,632	4,040	(1,552)	(813)	6,307
Total - 2006	2,841	3,285	(956)	(538)	4,632

(In thousands of Reais)

c. *Asset and liabilities contingencies*

There are other proceedings, as of December 31, 2006, assessed by the Bank's legal counsels as being a possible or remote risk relating to labor and civil claims to the amount of R$ 655 and R$ 6,589 (R$ 348 and R$ 6,147 in 2006), respectively, for which no provision was recorded considering that accounting practices adopted in Brazil do not require it to be recorded.

The Bank has other contingencies, as of December 31, 2007, involving tax issues to the estimated amount of R$ 2,234 (R$ 2,119 in 2006) rated as a possible or remote risk, for which no provision for losses has been recorded in the financial statements. The main proceedings are as follows:

- Social contribution: Proceeding contesting the tax assessment issued to collect the social contribution on the IPC 90 monetary restatement difference, a risk management estimates at R$ 986 (R$ 935 in 2006).

- INSS on freelance workers: judicial proceeding to dismiss the assessment notice referring to the demand for social security contributions resulting from workers being deemed not to be freelance. Bank management estimates the risk involved to be R$ 1,219 (R$ 1,156 in 2006).

No contingency gains were recorded in the years ended December 31, 2007 and 2006.

(In thousands of Reais)

15 Income and social contribution taxes

a. Current year tax charge

	Bank		Consolidated	
	2007	2006	2007	2006
Net income before taxes on income	77,933	68,277	84,421	60,758
Income and social contribution taxes charge at the nominal rates of 25% and 9%, respectively	(26,497)	(23,214)	(28,703)	(20,658)
Permanent deductions (additions)	12,463	4,384	12,061	3,464
Equity share in earnings of subsidiaries and associated company	1,566	1,629	1,342	482
Interest on own capital	10,433	2,788	10,433	2,788
Other	464	(33)	286	194
Income and social contribution taxes charged to income for the year	(14,034)	(18,830)	(16,642)	(17,194)

(In thousands of Reais)

b. Income and social contribution taxes reported in the statement of income

	Bank		Consolidated	
	2007	2006	2007	2006
Deferred taxes – Tax credits taken/realized on timing differences	12,955	(2,268)	11,128	863
Current taxes – Income and social contribution taxes payable	(26,989)	(16,562)	(27,770)	(18,057)
Total	(14,034)	(18,830)	(16,642)	(17,194)

(In thousands of Reais)

c. *Origin of deferred taxes*

	Bank		
	2007		
Description	**Balances as of January 1**	**Constitution/ realization**	**Balances as of December31**
Deferred income and social contribution taxes - assets			
On allowance for doubtful loans	3,271	3,319	6,590
On provision for tax, labor and civil contingencies	874	685	1,559
On market value adjustment of securities	5	(5)	-
	4,150	3,999	8,149
Deferred income and social contribution taxes - liabilities			
On deferred commission	12,625	(8,951)	3,674
On market value adjustment of securities	-	11	11
Net deferred income taxes - assets	12,625	(8,940)	3,685

(In thousands of Reais)

	Consolidated		
	2007		
Description	Balances as of January 1	Constitution / realization	Balances as of December31
Deferred income and social contribution taxes - assets			
On unearned income arising from transactions with the FIDCs	4,067	1,942	6,009
On allowance for doubtful loans	3,271	3,319	6,590
On provision for tax, labor and civil contingencies	874	685	1,559
On market value adjustment of securities	5	(5)	-
	8,217	5,941	14,158
Deferred income and social contribution taxes - liabilities			
On deferred commission	13,560	(5,182)	8,378
On market value adjustment of securities	-	11	11
Net deferred income taxes - assets	13,560	(5,171)	8,389

(In thousands of Reais)

	Bank		
	2006		
Description	**Balances as of January 1**	**Constitution / realization**	**Balances as of December31**
Deferred income and social contribution taxes - assets			
On allowance for doubtful loans	2,037	1,234	3,271
On provision for tax, labor and civil contingencies	780	94	874
On market value adjustment of securities	26	(21)	5
	2,843	1,307	4,150
Deferred income and social contribution taxes - liabilities			
On deferred commission	9,029	3,596	12,625

(In thousands of Reais)

Description	Consolidated 2006 Balances as of January 1	Constitution / realization	Balances as of December31
Deferred income and social contribution taxes - assets			
On unearned income arising from transactions with the FIDCs	-	4,067	4,067
On allowance for doubtful loans	2,037	1,234	3,271
On provision for tax, labor and civil contingencies	780	94	874
On market value adjustment of securities	26	(21)	5
	2,843	5,374	8,217
Deferred income and social contribution taxes - liabilities			
On deferred commission	9,028	4,532	13,560

(In thousands of Reais)

d. Projected realization of deferred tax assets on timing differences

Bank

	2007			
	Income tax	**Social contribution tax**	**Total**	**2006**
2007	-	-	-	835
2008	1,198	431	1,629	828
2009	1,198	431	1,629	828
2010	1,198	431	1,629	829
2011	1,199	432	1,631	830
2012	1,199	432	1,631	-
Total	5,992	2,157	8,149	4,150

The present value of the deferred tax assets, considering the average interbank rates, net of the tax impact is R$ 5,665 (R$ 2,441 in 2006).

(In thousands of Reais)

Consolidated

	2007			
	Income tax	**Social contribution tax**	**Total**	**2006**
2007	-	-	-	1,347
2008	3,832	1,379	5,211	2,961
2009	2,984	1,074	4,058	2,250
2010	1,199	432	1,631	829
2011	1,198	431	1,629	830
2012	1,198	431	1,629	-
Total	10,411	3,747	14,158	8,217

The present value of the deferred tax assets, considering the average interbank rates, net of the tax impact is R$ 10,706 (R$ 5,890 in 2006).

e. *Unrecognized deferred tax assets*

The Bank and its subsidiaries have no tax credits which were not recorded in the financial statements as of December 31, 2007 and 2006.

(In thousands of Reais)

16 Shareholders' equity

a. Capital

The Bank's fully subscribed and paid in share capital consists of 60,600,000 (100,000,000 in 2006) common nominative shares and 16,013,645 preferred shares, held by shareholders domiciled in Brazil, and 29,947,139 preferred shares, held by shareholders domiciled abroad; all shares with no nominal value.

On February 28, 2007, an Extra-ordinary General meeting was held, during which the Bank's shareholders approved a capital increase, using the statutory reserves, for a capital increase of R$ 24,575 and the legal reserve for the amount of R$ 7,425, resulting in capital increasing from R$ 100,000 to R$ 132,000. This capital increase resulted in the issue of 32,000,000 ordinary nominative shares of R$ 1.00 each, with shares increasing from 100,000,000 to 132,000,000. The decisions taken in this meeting were homologated by the Central Bank of Brazil on May 29, 2007.

On April 27, 2007, an Extra-ordinary General meeting was held, during which the Bank's shareholders approved: (a) the grouping of all of the ordinary shares representing capital, at the rate of 2:1, such that 2 ordinary shares are now equivalent to 1 ordinary share, with the value of the Bank's capital maintained, but the number of shares representing capital decreasing from 132,000,000 shares to 66,000,000 shares; and (b) the conversion of 5,400,000 ordinary shares into preferred shares, at the rate of 1:1 observing the shareholders' respective interests, resulting in the Bank's capital being divided into 66,000,000 shares, being 60,600,000 ordinary shares and 5,400,000 preferred shares. Under the terms of legislation in force, the decisions taken in this meeting were homologated by the Central Bank of Brazil on May 31, 2007.

During the Board meeting, held on June 18, 2007, an increase in the Bank's capital was agreed, through the issue of 37,800,000 preferred shares, all nominative, with no par value and with no voting rights, which were made available through an Initial Public Offer, "IPO", resulting in the Bank's capital increasing from R$ 132,000 to R$ 661,200. These decisions were homologated by the Central Bank of Brazil on June 29, 2007.

(In thousands of Reais)

During the Board meeting held on August 31, 2007, an increase in the Bank's capital was agreed, through the issue of 2,760,784 preferred shares, all nominative, with no par value and with no voting rights, which were the object of exercising the rights of subscription provided in the bonus 01/02 issued on April 27, 2007, belonging to "Fors Holding" (belonging to Advent International), resulting in the Bank's capital increasing from R$ 661,200 to R$ 699,851. This decision was homologated by the Central Bank of Brazil on October 10, 2007.

b. Shares held in Treasury

The Bank holds in Treasury a total of 1,159,700 preferred shares from its own issue, purchased on the market, for the amount of R$ 10,442 for future sale and/or cancellation. The market value of these shares, at December 31, 2007, was R$ 10,089.

c. Capital reserve

Refers to the restatement of the CETIP financial securities, which is conducted based on information provided by this entity.

d. Revenue reserves

The legal reserve is formed by 5% of the net income for the year, limited to 20% of the capital.

The statutory reserve refers to the reserve to complement the shareholders' equity, the objective of which is to guarantee funds to comply with regulatory and operational requirements related to the value of the Bank and its subsidiaries' shareholders' equity, which can be converted to capital through a decision during a Board of Directors Meeting, observing the limit for authorized capital, and observing the proposal of the Board of Directors, and can consist of up to 100% of the net profit remaining after the allocations to the legal reserve and the minimum compulsory dividend, but can not exceed the value of capital.

(In thousands of Reais)

e. *Dividends and interest on own capital*

Shareholders are assured minimum dividends of 25% of the net income for the year, adjusted pursuant to corporation law. The interest on shareholders' equity is calculated according to the criteria specified by existing tax legislation. The accounting records comply with the accounting guidelines issued by the Brazilian Central Bank, where the expense incurred is reclassified from the statement of income to retained earnings, in order to prepare and publish the financial statements in accordance with Circular 2739, article 3, issued by the Brazilian Central Bank on February 19, 1997. This interest lowered the tax charges recorded in the statement of income by R$ 10,433 (R$ 2,788 in 2006).

The statement calculating the dividends and interest on shareholders' equity is presented below:

	2007	**2006**
Consolidated net income for the year	67,779	43,564
Change of accounting policy	-	(6,979)
Unearned income arising from transactions with the FIDC	(3,880)	5,883
Net income for the year – Bank stand alone	63,899	42,468
Legal reserve	(3,195)	(2,123)
Change of accounting policy (a)	24,505	-
Calculation basis	85,209	40,345
Minimum dividends (25% of calculation basis)	21,302	10,086
Interest on own capital	30,682	8,200
Dividends	-	8,300
Total of interest on own capital and dividends paid/credited	30,682	16,500

(a) Bank management decided, voluntarily, to include the prior year adjustments resulting from the change in accounting practice in the calculation base for dividends and interest on own capital for 2007.

(In thousands of Reais)

17 Related party transactions

Bank

	2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	826	-	-
Time deposits	89,252	-	10,740
Other accounts payable	2,206	-	-
Services rendered	-	-	1,185
Reimbursement of income/expenses	-	105	3,261
Rent	-	106	-

Bank

	2006		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	336	-	-
Time deposits	108,938	-	14,243
Interbank deposits	-	-	247
Reimbursement of income/expenses	-	27	1,489
Rent	-	106	-

(In thousands of Reais)

Consolidated

	2007		
Description	**(Assets) Liabilities**	**Income**	**Expenses**
Loans	(2,906)	256	-
Demand deposits	136	-	-
Time deposits	88,878	-	10,394
Services rendered	-	-	1,185
Reimbursement of income/expenses	-	86	1,506
Rent	-	90	-

Consolidated

	2006		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	327	-	-
Time deposits	81,340	-	9,812
Reimbursement of income/expenses	-	-	1,489
Rent	-	90	-

The time deposits and other transactions with related parties are executed on an arm's-length basis.

(In thousands of Reais)

18 Other administrative expenses

	Bank		Consolidated	
	2007	2006	2007	2006
Commissions	(74,281)	(45,677)	(61,451)	(42,925)
Specialized technical services	(15,831)	(9,116)	(15,958)	(9,549)
Data processing	(2,666)	(2,080)	(2,673)	(2,080)
Advertising and marketing	(1,332)	(2,070)	(1,448)	(2,090)
Financial system service expenses	(1,650)	(1,561)	(1,650)	(1,719)
Communications	(1,410)	(1,101)	(1,571)	(1,101)
Transportation/travel	(691)	(785)	(764)	(785)
Special offers and public relations	(722)	(716)	(722)	(716)
Maintenance material	(525)	(369)	(564)	(369)
Stationary	(440)	(140)	(472)	(140)
Other	(7,164)	(5,595)	(9,364)	(5,745)
Total	(106,712)	(69,210)	(96,637)	(67,219)

The expenses from the IPO amounted to R$ 19,506, during the year ended December 31, 2007, and were recorded as commission and brokerage fees - R$ 16.472, specialized technical services - R$ 2.565, and others - R$ 469.

(In thousands of Reais)

19 Other operating income and expenses

	Bank		Consolidated	
	2007	2006	2007	2006
Other income				
Fee charged on early payment	14,475	-	14,475	-
Recovery of expenses and charges	360	210	360	183
Foreign exchange variation	9,656	5,277	9,656	5,277
Reversal of provision for contingencies	1,552	956	1,552	956
Other	377	461	719	556
Total	26,420	6,904	26,762	6,972
Other expenses				
Losses with ceded loans	(3,926)	-	(6,615)	-
Provision for contingencies	(4,720)	(3,285)	(4,720)	(3,285)
Other	(867)	(1,124)	(918)	(1,326)
Total	(9,513)	(4,409)	(12,253)	(4,611)

(In thousands of Reais)

20 Financial instruments

The main financial instruments as of December 31, 2007 and 2006 refer to securities, which are valued at market value and disclosed in note 6, the loans, time deposits and acceptances and endorsements, whose market values are:

	Bank		Consolidated	
	2007	**2006**	**2007**	**2006**
Loans	966,415	530,215	1,246,480	643,801
Time deposits	510,549	375,743	720,499	454,509
Acceptances and endorsements	56,318	102,363	56,318	102,363

The market values were calculated by discounting cash flows according to the ruling contractual conditions and market rates at the reporting date. The carrying value of the other financial instruments approximates the market value at the reporting date.

a. Credit risk

The Bank's credit policies are established by Management and aim to minimize possible problems arising from defaults by clients. This objective is achieved from careful credit analysis of the client portfolio, and considers the ability to make payment (credit analysis) and diversification of products (risk is spread). The Bank also has an allowance for doubtful loans, for the amount of R$ 29,019 (R$ 24,024 in 2006) and R$ 38,464 (R$ 24,569 in 2006) in Consolidated, to cover credit risk.

b. Foreign exchange rate risk

The Bank's results are subject to significant variations from the effects of fluctuations in the foreign exchange rate on liabilities tied to foreign currencies, mainly the US dollar, which closed 2007, reporting a devaluation of 17.2%.

(In thousands of Reais)

As a prevention strategy and a means of reducing the effects from fluctuations in exchange rates, Management has adopted a policy of partial hedging against the risk from foreign currency variations, using swap operations, as presented in the following table:

Bank and Consolidated	**2007**	**2006**
Fixed rated notes	56,922	102,471
Swap operations	(28,242)	(78,035)
Net exposure	28,680	24,436

c. ***Interest rate risk***

The Bank's results are affected by significant variations arising from operations contracted at floating and pre-fixed interest rates. Management controls the interest rate and liquidity risks through systems that include VaR, reports on profitability, liquidity and other management reports.

21 Other information

a. The Bank maintains shareholders' equity compatible with the level of risk presented by its asset structure, calculated on a consolidated basis with J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda., which constitute the Financial Conglomerate, pursuant to BACEN Resolution 2099/94 and subsequent regulations. On December 31, 2007 the adjusted shareholders' equity accounted for 67.6% (20.4% in 2006) of the risk-weighted assets, greater than the minimum required index of 11%.

b. The Bank has a computer and data processing equipment leasing agreement with a remaining term of 28 months. Leasing expenses in the year amounted to R$ 469 (R$ 395 in 2006).

c. The guarantees awarded by the Bank amounted to R$ 532 (R$ 314 in 2006).

(In thousands of Reais)

d. The Bank and its subsidiaries sponsor a supplementary pension plan for its employees, which acceded to the plan making defined contributions, in the financial capitalization scheme, which was introduced in December 2004. The Bank and its subsidiaries are only responsible for the administrative expenses and the costs related to the insurance premium for participants' disability and death benefits. In the year ended December 31, 2007 the contributions amounted to R$ 323 in the Bank and R$ 327 in Consolidated (R$ 244 in the Bank and R$ 271 in Consolidated in 2006). The contributions related to accumulation of the plan's obligations are shouldered in full by the participants.

e. The subsidiary J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. manages investment funds, whose net assets as of December 31, 2007 amount to R$ 408,690 (R$ 337,400 in 2006).

22 Subsequent events

a. On January 15, 2008, the Bank's Management Board approved the acquisition of 3,792,420 ordinary shares issued by J. Malucelli Seguradora S.A., through the subsidiary Porto de Cima Holding Ltda., for the total amount of R$ 64,016. As a result of this purchase, the Bank now holds, indirectly, 99.99% of the voting capital and total capital of this Insurance company. On the same date, the seller of the shares in the Insurance company exercised the subscription right to 4,572,548 of the Bank's nominative preferred shares, for the same amount.

b. On January 3, 2008, Provisionary Measure 413 was published, which, amongst other measures, altered the rate for Social Contribution on Net Profit – CSLL, for private insurance and capitalization corporate entities and those referred to in clauses I to XII of paragraph 1 of article 1 of Complementary Law 105/01, from 9% to 15%. This increase in rate will come into force, according to the Provisionary measure, as from May 2008. The alterations introduced by the Provisionary Measure will only become effective after approval by the Legislative Power, which has still not occurred. Thus, the deferred tax assets and liabilities were registered in the balance sheet at December 31, 2007 in accordance with the rate defined in legislation in force on this date. Management evaluated that the impacts from the increase in the rate forecast in the Provisionary measure, if this becomes law, will not be significant for the Bank.

c. Management is considering the possible impacts on the financial statements caused by the approval of Law 11,638/07, which alters the rulings provided in Law 6,404/76 (Corporation Law). Management's preliminary view is that no significant adjustments are anticipated for the Bank's shareholders' equity and results.

Notes to the financial statements

(In thousands of Reais)

23 Statements of cash flows - Indirect method

	Bank			Consolidated	
	Second half	Year		Year	
	2007	2007	2006	2007	2006
Cash flows from operating activities					
Adjusted net income for the period/year	52,634	74,143	69,984	89,417	64,208
Net income for the period/year	50,877	63,899	49,447	67,779	43,564
Adjustments to net income:					
Depreciation and amortization	167	311	226	322	243
Equity in operating earnings of subsidiaries and associated company	(2,779)	(4,606)	(4,792)	(1,417)	(1,417)
Amortization of goodwill	-	-	500	-	-
Allowance for doubtful loans	14,481	27,492	22,335	36,391	22,880
Deferred income and social contribution taxes	(10,114)	(12,955)	2,268	(11,128)	(1,062)
Deferred income	2	2	-	2	-
Minority interest	-	-	-	(1)	-
Changes in assets and liabilities	(103,535)	(704,211)	(201,043)	(827,966)	(299,227)
Market value adjustments - Securities	26	30	41	30	41
(Increase) in interbank funds invested	(265,405)	(236,215)	(22,648)	(245,818)	(25,949)
Decrease (increase) in securities	506,797	(62,475)	(49,240)	(28,620)	(13,050)
(Increase) decrease in interbank accounts (net of assets/liabilities)	(477)	(2)	(11)	(2)	(11)
(Increase) in loans	(377,228)	(454,705)	(139,352)	(585,294)	(264,004)
Decrease (increase) in other receivables	12,361	10,572	(7,649)	3,053	(10,317)
(Increase) in other assets	(18,963)	(22,514)	(10,539)	(33,599)	(13,291)
Increase in derivative financial instruments	859	3,578	3,343	3,578	3,343
Increase in other liabilities	38,495	57,520	25,012	58,706	24,011
Net cash used in operating activities	(50,901)	(630,068)	(131,059)	(738,549)	(235,019)
Cash flows from investing activities					
Disposal of subsidiary	-	2,655	-	-	-
Dividends received from subsidiaries	-	1,136	9,900	610	-
Capital reduction of subsidiary	-	25,827	16,000	-	-
Disposals of fixed assets for own use	5	5	2	5	2
Disposals of other investments	-	-	-	-	180
Acquisition of other investments	-	(3)	-	(3)	-
Acquisition of investments	(38,804)	(38,804)	(8,314)	(38,779)	(115)
Acquisition of fixed assets for own use	(309)	(643)	(237)	(1,414)	(239)
Acquisition of deferred charges	(45)	(224)	(205)	(224)	(205)
Net cash (used in) from investing activities	(39,153)	(10,051)	17,146	(39,805)	(377)
Cash flows from financing activities					
Increase in deposits	139,974	179,970	93,199	310,805	222,214
Increase (decrease) in money market repurchase commitments	(32,532)	(20,965)	2,949	(20,965)	2,949
Increase (decrease) in acceptances and endorsements	(14,586)	(45,549)	49,787	(45,549)	49,787
Interest on own capital	(30,682)	(30,682)	(8,200)	(30,682)	(8,200)
Shares held in treasury	(10,442)	(10,442)	-	(10,442)	-
Capital increase	38,651	567,851	-	567,851	-
Dividends	-	-	(25,300)	-	(25,300)
Net cash from financing activities	90,383	640,183	112,435	771,018	241,450
Increase (decrease) in cash and cash equivalents	329	64	(1,478)	(7,336)	6,054
Cash and cash equivalents at beginning of the period/year	99	364	1,842	7,906	1,852
Cash and cash equivalents at end of the period/year	428	428	364	570	7,906

END